Filed Pursuant to Rule 424(b)(3)

Registration No. 333-146697

Supplement Dated December 10, 2007

(To Proxy Statement/Prospectus Dated November 19, 2007)

Ozaukee Bank

Dear Ozaukee Bank Shareholder,

We recently sent you a proxy statement/prospectus dated November 19, 2007 to solicit your proxy for a Special Meeting of Shareholders of Ozaukee Bank (“Ozaukee”) to be held on December 21, 2007, at which our shareholders will be asked to consider and to vote upon a proposal to approve the affiliation agreement, as amended, between Ozaukee and the parent company of Harris N.A., Bank of Montreal (“BMO”), and a merger by which Ozaukee would become a wholly-owned subsidiary of BMO.

Under the terms of the affiliation agreement as it existed on November 19, 2007, the date of the proxy statement/prospectus, the number of shares of BMO common stock you will receive in the merger in exchange for each share of Ozaukee stock you own was to be determined by the daily volume-weighted average of the per-share price of BMO stock on the New York Stock Exchange over a ten consecutive trading day measurement period. We have agreed to an amendment to the affiliation agreement that will reduce the number of days in the measurement period from ten to eight consecutive trading days, and that will change the way in which the starting date of the measurement period is determined. We entered into this amendment to the affiliation agreement because it may allow us to complete the merger earlier than we had anticipated. We believe that closing the merger as soon as possible will benefit our shareholders and facilitate the transition for our employees and customers.

We are enclosing a supplement to the proxy statement/prospectus to provide you with more information about the amendment to the affiliation agreement. You should read the supplement carefully.

The Board of Directors of Ozaukee has authorized the amendment to the affiliation agreement and continues to unanimously recommend that you vote “FOR” the approval of the affiliation agreement and the ratification and confirmation of the merger.

If you have already delivered a proxy, you do not need to send in a new one unless you want to change your vote. If you want to change your vote or revoke your proxy, please see the attached supplement or the proxy statement/prospectus for instructions on how to do so.

It is important that your shares be represented at the special meeting either in person or by proxy.

Sincerely,

M.D. Hepburn, Chairman and Founder

    Ozaukee Bank

Supplement to Proxy Statement/Prospectus Dated November 19, 2007

OZAUKEE BANK

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 21, 2007

This supplement dated December 10, 2007 is being furnished to the shareholders of Ozaukee Bank as a supplement to the proxy statement/prospectus dated November 19, 2007 previously sent to Ozaukee shareholders in connection with the solicitation of proxies for use at the Special Meeting of Shareholders of Ozaukee to be held on December 21, 2007.

This supplement relates to an amendment dated December 10, 2007 (“Amendment No. 3”), to the affiliation agreement, as previously amended, between Ozaukee and the parent company of Harris, N.A., BMO. This supplement is a supplement to, and should be read in conjunction with, the proxy statement/ prospectus dated November 19, 2007. Any statement contained in the proxy statement/prospectus is deemed to be modified and superseded to the extent that a statement set forth in this supplement, including the exhibit hereto, modifies or supersedes such statement. Any term used but not defined in this supplement has the same meaning as defined in the proxy statement/prospectus.

Neither the Securities and Exchange Commission nor any state regulator has approved or disapproved the merger described in the proxy statement/prospectus and this supplement or the BMO common shares to be issued in connection with the merger, nor have they determined if the proxy statement/prospectus or this supplement is accurate or adequate. Any representation to the contrary is a criminal offense. The BMO common shares are not savings or deposit accounts or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the U.S. or Canada.

This supplement is first being mailed to Ozaukee shareholders on or about December 10, 2007.

Amendment to Affiliation Agreement; Background and Reasons

Under the terms of the affiliation agreement, as previously amended on October 11, 2007 and on November 19, 2007, the number of shares of BMO common stock that Ozaukee shareholders will receive in the merger in exchange for each share of Ozaukee stock they own was to be determined by the daily volume-weighted average of the per-share price of BMO stock on the New York Stock Exchange during the ten consecutive trading days commencing on the third trading day after the last necessary governmental approval for the merger has been received, including any applicable waiting period. There is a minimum 15-day statutory waiting period after we receive Federal Reserve Board approval before we can complete the merger.

In Amendment No. 3, we changed the period that will be used to measure the number of BMO shares that Ozaukee shareholders will receive in the merger as follows:

•	the number of days in the measurement period has been reduced from ten (10) consecutive trading days to eight (8) consecutive trading days; and

•	the measurement period will begin on the second trading day after all governmental approvals have been received, excluding the statutory waiting period mentioned above.

By amending the affiliation agreement in this way, we will be able to consummate the merger earlier than would have been possible prior to the amendment.

Amendment No. 3 is attached as an exhibit to this supplement and is hereby incorporated by reference. All references to the affiliation agreement in the proxy statement/prospectus and related proxies are deemed to refer to the affiliation agreement, as further amended by Amendment No. 3.

Because Amendment No. 3 changes the number of days and the timing of the “Initial Buyer Price Measurement Period” (as defined in the affiliation agreement), it is possible that the Buyer Measurement Price will be different as well. We cannot predict whether it will be the same or whether it will be higher or lower or whether any difference will be material.

Finally, Ozaukee expects to declare and pay its regular quarterly dividend in early January unless the merger has already been completed by then or a closing has been scheduled for shortly thereafter. If this regular quarterly dividend is paid, it will reduce the Special Dividend by a corresponding amount. If this regular quarterly dividend is not paid, then the Special Dividend will not be reduced by the amount of the regular quarterly dividend that would otherwise be payable.

Solicitation and Revocation of Proxies

If you have already delivered a properly executed proxy, you do not have to submit a new proxy in order for your vote to be counted. However, if you want to change your vote, you may revoke your proxy at any time before the special meeting by either:

•	filing with the Secretary of Ozaukee, at or before the special meeting, written notice of revocation bearing a later date than the proxy;

•	delivering a later-dated proxy; or

•	attending the special meeting and voting in person.

You can find more detailed and specific information on how to vote your shares or revoke your proxy on pages 29-30 of the proxy statement/prospectus.

FORWARD-LOOKING STATEMENTS

This supplement may contain “forward looking statements” as that term is described under “Forward Looking Statements” on page 7 of the proxy statement/prospectus, and any forward looking statements contained in this supplement are subject to the same risks and uncertainties as are described in that section.

EXHIBIT TO SUPPLEMENT DATED DECEMBER 10, 2007 TO

PROXY STATEMENT/PROSPECTUS DATED NOVEMBER 19, 2007

Amendment No. 3 to Affiliation Agreement

This Amendment No. 3 to Affiliation Agreement (this “Amendment No. 3”) dated as of December 10, 2007, is made and entered into by and between Bank of Montreal, a chartered bank of Canada (the “Buyer”), and Ozaukee Bank, a Wisconsin state chartered bank (the “Bank”).

WHEREAS, the Buyer and the Bank entered into an Affiliation Agreement dated as of July 9, 2007, as amended by that certain Amendment No. 1 to Affiliation Agreement dated as of October 11, 2007 between the Buyer and the Bank and that certain Amendment No. 2 to Affiliation Agreement dated as of November 19, 2007 between the Buyer and the Bank (collectively, the “Affiliation Agreement”);

WHEREAS, the parties desire to amend the Affiliation Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and in the Affiliation Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

PRELIMINARY MATTERS

1. Capitalized terms used herein and not defined herein shall have the meanings set forth in the Affiliation Agreement.

2. The headings in this Amendment No. 3 are inserted for convenience only and do not form a part of this Amendment or the Affiliation Agreement.

3. Except as herein provided, the terms of the Affiliation Agreement shall remain in full force and effect.

4. This Amendment No. 3 may be executed in several counterparts, and by the parties on separate counterparts, and all such counterparts, when so executed and delivered, shall constitute but one and the same agreement.

AMENDMENT PERTAINING TO THE DEFINITION OF THE INITIAL BUYER MEASUREMENT PERIOD

5. The definition of “Initial Buyer Measurement Period” set forth in Section 2.04(a) of the Affiliation Agreement as “…the ten (10) consecutive trading days commencing on the third trading day after the date on which all Governmental Approvals have been received…” is deleted in its entirety and replaced with the following:

“…the eight (8) consecutive trading days commencing on the second trading day after all Governmental Approvals (excluding all applicable waiting periods) have been received…”

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 3 to be executed by their duly authorized respective officers as of the date first written above.

BANK OF MONTREAL		OZAUKEE BANK

BY:	/s/ Paul V. Regan	BY:	/s/ James J. Rothenbach
NAME:	Paul V. Regan, Senior Vice President and U.S. General Counsel	NAME:	James J. Rothenbach, President & CEO

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